Exhibit 12.2
Doral Financial Corporation
Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

	For the year ended December 31,
	2004	2003	2002	2001	2000
	(As Restated)	(As Restated)	(As Restated)	(As Restated)	(As Restated)
Including Interest on Deposits

Earnings:
Pre-tax income from continuing operations	$129,303	$166,054	$180,230	$88,394	$30,683
Plus:
Fixed Charges (excluding capitalized interest)	387,675	322,657	318,172	339,312	328,618

Total Earnings	$516,978	$488,711	$498,402	$427,706	$359,301

Fixed Charges:
Interest expensed and capitalized	$383,613	$318,715	$314,224	$339,980	$327,100
Amortized premiums, discounts, and capitalized expenses related to indebtedness	1,473	1,531	1,351	1,717	1,921
An estimate of the interest component within rental expense	2,589	2,411	2,597	2,515	2,126

Total Fixed Charges before preferred dividends	387,675	322,657	318,172	344,212	331,147

Preferred dividends	33,299	21,088	13,730	9,408	6,806
Ratio of pre tax income to net income	0.602	1.168	1.080	0.905	1.043

Preferred dividend factor	20,046	24,631	14,828	8,514	7,099

Total fixed charges and preferred stock dividends	$407,721	$347,288	$333,000	$352,726	$338,246

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	1.27	1.41	1.50	1.21	1.06

Excluding Interest on Deposits

Earnings:
Pre-tax income from continuing operations	$129,303	$166,054	$180,230	$88,394	$30,683
Plus:
Fixed Charges (excluding capitalized interest)	306,992	251,248	250,194	270,300	265,953

Total Earnings	$436,295	$417,302	$430,424	$358,694	$296,636

Fixed Charges:
Interest expensed and capitalized	$302,930	$247,306	$246,246	$270,968	$264,435
Amortized premiums, discounts, and capitalized expenses related to indebtedness	1,473	1,531	1,351	1,717	1,921
An estimate of the interest component within rental expense	2,589	2,411	2,597	2,515	2,126

Total Fixed Charges before preferred dividends	306,992	251,248	250,194	275,200	268,482

Preferred dividends	33,299	21,088	13,730	9,408	6,806
Ratio of pre tax income to net income	0.602	1.168	1.080	0.905	1.043

Preferred dividend factor	20,046	24,631	14,828	8,514	7,099

Total fixed charges and preferred stock dividends	$327,038	$275,879	$265,022	$283,714	$275,581

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	1.33	1.51	1.62	1.26	1.08